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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                         Dover Investment Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)


                     Class A Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 260152103000
--------------------------------------------------------------------------------
                                (CUSIP Number)


                                Craig M. Tighe
                       Gray Cary Ware & Freidenrich LLP
                              400 Hamilton Avenue
                              Palo Alto, CA 94301
                                (650) 833-2000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 18, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),(f) or (g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------
  CUSIP NO.260152103000
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Leeward Capital, L.P.
      94-3259184
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC, OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5    N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          97,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          97,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      97,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      PN (Limited Partnership)
------------------------------------------------------------------------------

-----------------------
  CUSIP NO.260152103000
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Leeward Investments, LLC
      94-3259183
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC, OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5    N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          97,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          97,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      97,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      OO (Limited Liability Company)
------------------------------------------------------------------------------

-----------------------
  CUSIP NO.260152103000
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Eric P. Von der Porten
      ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      PF, OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5    N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          97,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          97,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      97,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      IN
------------------------------------------------------------------------------

Item 1. Security and Issuer

          This Schedule 13D relates to the shares of Class A Common Stock, $0.01 par value, of Dover Investments Corporation (the "Issuer" or "Dover") (the "Dover Common Stock"). Dover is a Delaware corporation, and its principal executive offices are located at 350 California Street, Suite 1650, San Francisco, CA 94104.


Item 2. Identity and Background

          This Statement is being filed jointly by: (1) Leeward Capital, L.P., a California limited partnership ("Leeward Capital"), (2) Leeward Investments, LLC, a California limited liability company ("Leeward Investments") that serves as general partner to Leeward Capital, and (3) Mr. Eric P. Von der Porten, a natural person whose principal occupation is Manager of Leeward Investments. Leeward Capital, Leeward Investments and Mr. Eric P. Von der Porten will be collectively identified hereinafter as the "Reporting Persons."

          This Statement is based upon the Reporting Persons' direct and indirect beneficial ownership of shares of Dover Common Stock. The business address of the Reporting Persons is 1139 San Carlos Avenue, Suite 302, San Carlos, CA 94070.

          During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Persons are citizens of California.


Item 3. Source and Amount of Funds or Other Consideration

          Between December 13, 1995 and January 8, 1997, Mr. Von der Porten purchased, either solely or jointly with a third party, and acquired sole voting power over, a total of 31,000 shares of Dover Common Stock, using personal funds. On February 14, 1997, February 24, 1997 and March 3, 1997, Leeward Capital purchased from Mr. Von der Porten a total of 31,000 shares of Dover Common Stock in exchange for limited partnership units of Leeward Capital valued at $143,688. From February 25, 1997 through October 15, 1998, Leeward Capital purchased through Furman Selz, LLC, in open-market transactions for the cash, a total of 66,000 shares of Dover Common Stock, using partnership capital contributed by general and limited partners of Leeward Capital.


Item 4. Purpose of Transaction

          The Reporting Persons originally purchased Dover Common Stock for investment purposes only. Leeward Capital was established to invest in micro-cap and small-cap stocks, distressed REITs, convertible bonds, secondary-market limited partnership interests and other securities. However, the Reporting Person believe that the Issuer's stock is undervalued by the public market, and that it would be appropriate for the Issuer to take itself private or to be sold to a third party. Leeward Investments is interested in acquiring Dover and is seeking to enter into discussions with Dover or others that could result in the acquisition of all outstanding shares of Dover's Common Stock and, based on the information available at this time, believes it would be able to conclude an acquisition at a price between $24.00 and $27.00 per Class A and Class B shares of Dover Common Stock. On February 18, 2000, Leeward Investments sent a letter to that effect to the Issuer. The letter is attached hereto as Exhibit 1, and is
                                                               ---------
incorporated herein by this reference. The Reporting Persons are also interested in measures that might enhance the value of the Dover Common Stock, and intend to consider all alternatives available in connection with ownership interest in Dover, including, without limitation, making dispositions or further acquisitions, either through the open market or through privately negotiated transactions; extraordinary transactions with respect to Dover, such as a merger, sale, reorganization or liquidation; and changes in the exchange listing or policies of Dover.


Item 5. Interest in Securities of the Issuer

        (a) As of February 28, 2000 (the "Filing Date"), the Reporting Persons had beneficial ownership, as defined in Rule 13d-3(a) (hereinafter "Beneficial Ownership") of an aggregate of 97,000 shares of Dover Common Stock held in the name of Leeward Capital, or an aggregate of 12.0% of the outstanding shares of Dover Common Stock, based upon the outstanding shares of Dover Common Stock disclosed in Dover's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1999.

          (b) Leeward Capital, Leeward Investments (as general partner of Leeward Capital), and Mr. Von der Porten (as manager of Leeward Investments) may each be deemed to possess sole voting and dispositive power with respect to the Dover Common Stock held by Leeward Capital.

          (c) None of the Reporting Persons has effected any transactions in the Dover Common Stock during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          None of the Reporting Parties, to the best of their respective knowledge, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, other than the Joint Filing Agreement among the Reporting Parties attached as
Exhibit 1 and the Letter to the Issuer from Leeward Investments attached as
---------
Exhibit 2.
---------

Item 7. Material to Be Filed as Exhibits

          1.   Joint Filing Agreement among the Reporting Parties.

          2. Letter to the Issuer from Leeward Investments dated February 18, 2000.

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date: February 28, 2000



LEEWARD CAPITAL, L.P.                        LEEWARD INVESTMENTS, LLC


/s/ Leeward Investments, LLC                 /s/ Eric P. Von der Porten
--------------------------------             --------------------------------
By:  Leeward Investments, LLC                By:  Eric P. Von der Porten
Its: General Partner                         Its: Manager


/s/ Eric P. Von der Porten
--------------------------------
Eric P. Von der Porten